STIRLING HOTELS & RESORTS, INC.

14185 Dallas Parkway, Suite 1200, Dallas, TX 75254

Via EDGAR

February 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Attn:	Eric McPhee

Kristina Marrone

Benjamin Holt

Dorrie Yale

Re:	Stirling Hotels & Resorts, Inc.

Registration Statement on Form 10-12G

Filed December 15, 2023

File No. 000-56623

Ladies and Gentlemen:

This letter sets forth the response of Stirling Hotels & Resorts, Inc., a Maryland corporation (the “Company”), to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the letter dated January 11, 2024, pertaining to the Registration Statement on Form 10-12G (the “Registration Statement”) that was submitted to the SEC on December 15, 2023. The Company has prepared and submitted herewith Amendment No. 1 (“Am. No. 1”) to the Registration Statement in response to the comments from the Staff. We have included the Staff’s comments below, followed by the Company’s responses thereto.

Registration Statement on Form 10-12G

Cautionary Note Regarding Forward-Looking Statements, page i

1.	We note your statement that forward-looking statements “include all statements that are not historical facts.” This definition of forward-looking statements is overly broad. Please revise accordingly.

Response: The Company has revised the disclosure response to the Staff’s comment.

Item 1, Business, page 3

2.	Please revise here and under the heading “Initial Investment Portfolio” on page 24 to identify the independent third-party who appraised the Initial Portfolio. Please also explain if you or your Advisor took any steps in the valuation of the portfolio and who is responsible for the determination of the appraised value.

Response: The Company has revised the disclosure as requested to disclose LW Hospitality Advisors (“LWHA”) as the independent third-party appraiser engaged to value the Initial Portfolio. The appraisals as provided by LWHA were used to determine the contribution value of the Initial Portfolio. LWHA collected all reasonably available material information that it deemed relevant in appraising the Initial Portfolio, with additional input and oversight by Altus Group U.S. Inc. (“Altus”) and Stirling REIT Advisors, LLC (the “Advisor”). LWHA obtained property-level information from the Advisor, including (i) property historical and projected operating revenues and expenses; (ii) lease agreements; and (iii) information regarding recent or planned capital expenditures. LWHA reviewed and relied in part on the property-level information provided by the Advisor and considered this information in light of its knowledge of each property’s specific market conditions. In addition, Altus and the Advisor reviewed LWHA’s appraisal reports for reasonableness and provided market data and other information for LWHA’s consideration. Although LWHA considered comments to its appraisal reports received from Altus or the Advisor, the appraised values of the Initial Portfolio was determined by LWHA.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Also, the contribution value of the Initial Portfolio was reviewed and approved by the independent directors of the Ashford Hospitality Trust Inc. Board of Directors and the Company’s Board of Directors. We note that with respect to the monthly determination of net asset value of the Company’s shares of common stock, and as disclosed in detail under Item 9. “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters” under the heading “Net Asset Value Calculation and Valuation Guidelines,” the Advisor, will value the Company’s investments and liabilities monthly, based on the information provided by Altus, the independent valuation advisor for the Company, appraisals provided by LWHA, current market data and other information deemed relevant.

Ownership Structure, page 10

3.	Please revise the ownership structure chart on page 11, or advise, to address the following:

•	Clarify the nature of the relationship between each of the entities depicted by explaining each type of interest and adding footnotes or a legend to define the meaning of each of the line styles used. Add to the diagram by identifying, where applicable, the defined terms used for any entity (e.g. identify which of the entities is also referenced as the “Advisor”).
•	Specify the ownership percentages of each of the partners of Stirling REIT OP, LP (the Operating Partnership).
•	Reconcile the disclosure here with your disclosure elsewhere regarding which entities constitute the Anchor Investor.
•	Reconcile the disclosure here with your disclosure on page 84 regarding which entities are limited partners of the Operating Partnership.
•	Reconcile the disclosure here with your disclosure on pages F-6 and F-10, which indicates that you do not own any economic interest in the Operating Partnership.

Also, we note that the chart indicates that you are only held by investors. To the extent appropriate, please revise to explain how any ownership of the Operating Partnership impacts the holdings of your other shareholders.

Response: The Company has revised the ownership structure chart and the disclosure in response to the Staff’s comment.

Management Fee and Expense Reimbursements, page 14

4.	To the extent any fees have been paid to the Advisor, please include a table of the fees paid or, if not, fees accrued through December 31, 2023. Additionally, please provide a hypothetical demonstrating how the Special Limited Partner performance participation allocation will be determined. Please also update your disclosure in the Certain Relationships and Related Transactions, and Director Independence section as appropriate.

Response: The Company has revised the disclosure to include the management fees accrued through December 31, 2023 and a hypothetical example of the calculation of the performance participation allocation.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

5.	Please revise to disclose, if true, that the Special Limited Partner is entitled to receive compensation under the performance participation allocation for a given year even if stockholders who purchased shares during such year experienced a decline in NAV per share.

Response: The Company respectfully directs the Staff to page 89 under “Special Limited Partner Interest” for such disclosure. The relevant disclosure is also enclosed hereunder for convenience.

Changes in our Operating Partnership’s NAV per unit of each class will generally correspond to changes in our NAV per share of the corresponding class of our common stock. Distributions with respect to the performance participation interest are calculated from the Operating Partnership’s Total Return over a calendar year. As a result, the Special Limited Partner is entitled to receive compensation under the performance participation for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share. Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance participation at such time, even if no performance participation allocation for such year are ultimately payable to the Special Limited Partner at the end of such calendar year.

Fees Paid to the Advisor and its Affiliates

Organization and Offering Expense Reimbursement, page 14

6.	Please revise to disclose, as of the most recent practicable date, all organization and offering expenses advanced by the Advisor on behalf of the company. In this regard, we note your financial statement disclosure that as of November 30, 2023, the Advisor and its affiliates have incurred $1.6 million of organization and offering expenses on behalf of the company. Please similarly revise the Certain Relationships and Related Transactions, and Director Independence section. Refer to Item 404 of Regulation S-K.

Response: The Company has revised the disclosure to include the organization and offering expenses incurred through December 31, 2023.

Item 3, Properties

Leases, page 34

7.	Please revise to disclose the material terms of these percentage leases and to explain how any base rent is determined (e.g., based on market rates for similar properties).

Response: The Company has revised the disclosure in response to the Staff’s comment.

Item 7, Certain Relationships and Related Transactions. . .

Other Activities by Ashford and its Affiliates, page 48

8.	Please revise to define “select-service hotel assets,” and “upper upscale chain scales,” including with reference to your current portfolio. Also revise to explain the term “primary access,” including by clarifying whether by such term you mean you have exclusive access, as you indicate on page 57. To the extent Other Ashford Accounts may also have the same hotel investment opportunities as you for select-service hotel assets and full-service hotels that are not luxury or upper upscale chains, disclose the amounts that Other Ashford Accounts have available for investment in such properties. We also note that you include a cross-reference to a risk factor discussion of not being allocated certain opportunities which is not included. Please revise to disclose such information.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Response: The Company has revised the disclosure in response to the Staff’s comment.

Share Repurchase Plan, page 75

9.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the plan is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase plan (the “Repurchase Plan”). The Company believes its Repurchase Plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. In particular, the Company is relying on the no-action relief granted to Blackstone Real Estate Income Trust, Inc. (letter dated September 12, 2016). By way of illustration, set forth below is a table that shows the key features underlying the relief granted to Blackstone Real Estate Income Trust, Inc. and a comparison of the features in the Repurchase Plan.

Key Features of Blackstone Plan	Comparative Features of the Company’s Plan

•      All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the prospectus as well as any prospectus used for subsequent offerings, and the NAV per share for each class will always be available on the Company’s website and toll-free information line.

•      All material information relating to the Repurchase Plan will be fully and timely disclosed to all stockholders. The terms of the Repurchase Plan will be fully disclosed in the private placement memorandum as well as filed as an exhibit to the Company’s periodic reports and required disclosures will also be made in current and/or periodic reports once the Company has a class of equity securities registered pursuant to the Exchange Act. The Company will also send any stockholder communications required under the Repurchase Plan. Further, the most recently determined NAV per share for each class of the Company’s common stock will always be available on the Company’s toll-free information line.

•      The Company will not solicit repurchases under the Repurchase Plan other than through the prospectus for the Offering and prospectus supplements disclosing the Transaction Price and NAV per share of each class of shares. Stockholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

•      The Company will not solicit repurchases under the Repurchase Plan other than through the private placement memorandum and any supplements thereto. The Company will also make required disclosures in current and/or quarterly reports, and the Company will send any stockholder communications required under the Repurchase Plan. Stockholders desiring to request the repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

•      The shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will file prospectus supplements with the Commission with such frequency as is required by the Securities Act disclosing the historical NAV per share of each class of shares and also provide each month the Transaction Price and the NAV per share for each class of shares on its website and toll-free information line. Subject to the terms of the Repurchase Plan, the Company will be obligated to repurchase shares at the Transaction Price per share for the applicable class of shares.

•      Shares will be repurchased monthly under the Repurchase Plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company provide each month the transaction price and the NAV per share for each class of shares on the Company’s toll-free information line, with an investor’s financial representative, or in a Current Report on Form 8-K once the Company has a class of equity securities registered under the Exchange Act. Subject to the terms of the Repurchase Plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s common stock.

•      Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash no later than three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month.

•      Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased on a given month, subject to any Early Repurchase Deduction.

•      Repurchases under the Repurchase Plan will be limited in any calendar month to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 2% of the combined NAV of all classes of shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value (based on the repurchase price per share for the month the repurchase is effected) is 5% of the combined NAV of all classes of shares as of the last calendar day of the previous calendar quarter.

•      With respect to the Company’s Repurchase Plan, the aggregate NAV of total repurchases of all classes (excluding any Early Repurchase Deduction applicable to the repurchased shares) will be limited to no more than 2% of the Company’s aggregate NAV per month (measured using the aggregate NAV as of the end of the immediately preceding month); and no more than 5% of the Company’s aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

•      Further, the Company’s Repurchase Plan provides that shares held by the Company’s Advisor or Special Limited Partner and acquired as payment of the Advisor’s management fee or in respect of distributions on the performance participation interest, respectively, will not be subject to the Repurchase Plan, including with respect to any repurchase limits or the Early Repurchase Deduction, and will not be included in the calculation of the Company’s aggregate NAV for purposes of the 2% monthly or 5% quarterly limitations on repurchases.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

•      If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the Repurchase Plan for such month will be made on a pro rata basis.

•      If the monthly or quarterly volume limitation is reached in any given month or in the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis after the Company has repurchased all shares for which repurchase has been requested due to death, disability or divorce.

•      Stockholders may withdraw any repurchase request before the last calendar day of any month by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the month.

•      Stockholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 3:00 p.m. Central time on the last business day of the applicable month.

•      Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed in a prospectus supplement (or post-effective amendment if required by the Securities Act), or special or periodic report filed by the Company, as well as on the Company’s website.

•      Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Repurchase Plan will be promptly disclosed through their financial representatives, or current or periodic report filed by the Company.

•      There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•      There will be no established regular trading market for the Company’s common stock. The Repurchase Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.

•      The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

•      The Repurchase Plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.

• The Repurchase Plan is open to all stockholders.	• The Repurchase Plan is open to all stockholders.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

10.	We note that you may conduct the share repurchase program during the offering period of your continuing private placement offering. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share repurchase plan in determining whether the plan is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the plan is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its Repurchase Plan. The Company has reviewed the applicability of Regulation M to its Repurchase Plan and has determined that the Repurchase Plan is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Summary of Our Operating Partnership Agreement

11.	Please revise to disclose the material terms and provisions of the partnership agreement, as applicable, regarding allocations, redemption and conversion rights, distributions, and amendments.

Response: The Company has amended the disclosure regarding the partnership agreement to include the additional material terms and provisions of the partnership agreement, including regarding allocations, redemption and conversion rights, distributions, amendments, operations and term.

Unaudited Pro Forma Combined Consolidated Balance Sheet, page F-3

12.	We note your adjustments C and D to the pro forma combined consolidated balance sheet as of September 30, 2023. Please tell us how you determined it was appropriate to recognize the acquisition of the four hotel properties at fair value.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Response: The unaudited pro forma combined consolidated financial statements contemplate the successful sale of shares of the Company’s common stock in its private offering. The determination to recognize the four hotel properties at fair value was the result of an analysis as to whether there was a transfer of control upon sales of the Company’s common stock in the aforementioned offering.

Background

In September 2023, the Company was formed as a Maryland corporation along with its wholly owned subsidiaries, Stirling REIT General Partner LLC (“General Partner”) and Stirling OP Limited Partner LLC (“Limited Partner”). At formation, the Company wholly owned Stirling REIT OP, LP (the “Operating Partnership”), a limited partnership under the laws of the State of Delaware, through its ownership of General Partner and Limited Partner. The Company is intended to operate as a non-traded real estate investment trust (“REIT”) whereby it will own and operate income-producing hotel and resort real estate and real estate-related assets.

The Company intends to own all or substantially all of its assets through the Operating Partnership and the Operating Partnership will perform as the operating entity of the Company. The General Partner has full, complete and exclusive discretion to manage and control the business and affairs of the Operating Partnership and make all decisions affecting the business and assets of the Operating Partnership. As a wholly owned subsidiary of the Company, the General Partner is ultimately governed and controlled by the Company through the board of directors.

On December 6, 2023, Operating Partnership acquired four hotel properties from Ashford Hospitality Limited Partnership and Ashford TRS Corporation, both subsidiaries of and controlled by Ashford Hospitality Trust, Inc. (“Ashford Trust”) in exchange for Class I common units of the Operating Partnership. The Company determined the transaction resulted in Ashford Trust becoming the Primary Beneficiary1 of Operating Partnership in contemplation of the related party group2 comprised of (i) Ashford Trust and (ii) the initial shareholder who has control over election or removal of the board of directors that have power to direct the most significant activities3 of Operating Partnership. This conclusion resulted in the transfer of assets by Ashford Trust to a variable interest entity whereby Ashford Trust is the Primary Beneficiary. Therefore, the four hotels transferred continued to be consolidated by Ashford Trust and were recognized at their carrying values and would follow requirements for elimination of intra-entity balances and transactions.4

In December 2023, the Company commenced a private offering of shares of its common stock pursuant to the exemption from registration provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, and other exemptions of similar import in the laws of the states and other jurisdictions where the offering is being made. When the Company receives proceeds from the sale of shares of its common stock in the private offering, it will contribute such proceeds to the Operating Partnership and receive Operating Partnership units that correspond to the classes of shares sold. The capital contributed will then be used by the Operating Partnership in execution of the investment objectives of the Company as outlined in Am No. 1. The Company will participate in the economics, income or losses, of the Operating Partnership through the ongoing operations of the Operating Partnership and its distributions through the units held by the Company in the Operating Partnership.

1 Accounting Standards Codification 180-10-25-38 through 25-38A

2 Accounting Standards Codification 810-10-25-44 through 24-44B

3 Accounting Standards Codification 810-10-15-14

4 Accounting Standards Codification 810-10-35-3

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Upon sales of the Company’s common stock in the aforementioned private offering, we anticipate such transactions to be a reconsideration event resulting in the Company becoming the Primary Beneficiary of Operating Partnership. The new shareholders of the Company will (i) have control over the election or removal of the board of directors which has the power to direct the most significant activities of Operating Partnership and (i) the obligation to absorb losses of Operating Partnership that could be potentially significant to Operating Partnership or the right to receive benefits from Operating Partnership that could be potentially significant to Operating Partnership.5

Common Control Considerations

In determining whether the reconsideration event whereby the Company would consolidate Operating Partnership would be recognized at fair value or historical cost, we first considered whether the acquisition was between entities under common control. In doing so, we considered Accounting Standards Codification 805-50-15-6 which states as follows (emphasis added):

The guidance in the Transactions between Entities under Common Control Sections applies to combinations between entities or businesses under common control. The following are examples of those types of transactions:

a.	An entity charters a newly formed entity and then transfers some or all of its net assets to that newly chartered entity.

b.	A parent transfers the net assets of a wholly owned subsidiary into the parent and liquidates the subsidiary. That transaction is a change in legal organization but not a change in the reporting entity.

c.	A parent transfers its controlling interest in several partially owned subsidiaries to a new wholly owned subsidiary. That also is a change in legal organization but not in the reporting entity.

d.	A parent exchanges its ownership interests or the net assets of a wholly owned subsidiary for additional shares issued by the parent’s less-than-wholly-owned subsidiary, thereby increasing the parent’s percentage of ownership in the less-than-wholly-owned subsidiary but leaving all of the existing noncontrolling interest outstanding.

e.	A parent’s less-than-wholly-owned subsidiary issues its shares in exchange for shares of another subsidiary previously owned by the same parent, and the noncontrolling shareholders are not party to the exchange. That is not a business combination from the perspective of the parent.

f.	A limited liability company is formed by combining entities under common control.

g.	Two or more not-for-profit entities (NFPs) that are effectively controlled by the same board members transfer their net assets to a new entity, dissolve the former entities, and appoint the same board members to the newly combined entity.

We further considered the meaning of combinations between entities or businesses under common control. We consider “control” to have the same meaning as “controlling financial interest” in Accounting Standards Codification 805-10-15-8, which states:

For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

5 Accounting Standards Codification 810-10-15-14, Accounting Standards Codification 810-10-35-4 and Accounting Standards Codification 810-10-25-38 through 25-38A

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Based on the above we determined that the Company will not be under common control with Ashford Trust. This determination is consistent with the fact that the Company and Ashford Trust are not consolidated by the same parent entity and do not have common ownership structures before and after the acquisition. This is further consistent with the nature of the aforementioned offering resulting in Ashford Trust having a non-controlling equity interest in the Operating Partnership. Additionally, the sole shareholder prior to the offering will no longer have the ability to unilaterally appoint and remove board members.

Conclusion and Recognition of Fair Value

Given that (i) Stirling Hotels and Ashford Trust are not entities under common control, and (ii) after the successful sale of shares in the private offering, the Company will become the Primary beneficiary of Operating Partnership because the new shareholders of the Company will (a) have control over the election or removal of the board of directors which has the power to direct the most significant activities of Operating Partnership and (b) the obligation to absorb losses of Operating Partnership that could be potentially significant to Operating Partnership or the right to receive benefits from Operating Partnership that could be potentially significant to Operating Partnership, we concluded that the consolidation of Operating Partnership by Stirling Hotels is within the scope of Accounting Standards Codification (“ASC”) 810, Consolidations (“ASC 810”), specifically paragraphs 810-10-30-2 through 30-4. The model for consolidation of a VIE depends on whether the VIE meets the definition of a business or not, based on the guidance in ASC 805, Business Combinations (“ASC 805”). ASC 805 requires an entity to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (the “screen”). If the screen is met, the set of identifiable assets would not be considered a business. The use of the screen is mandatory. Given the composition of four hotel assets, the acquisition is considered to meet the screen, and therefore would be accounted for as an asset acquisition.

When a reporting entity becomes the primary beneficiary of a VIE that is not a business, no goodwill shall be recognized. The primary beneficiary shall measure and recognize the assets (except goodwill) and liabilities of the VIE in accordance with Sections 805-20-25 and 805-20-30. However, the primary beneficiary shall measure assets and liabilities that it has transferred to that VIE at, after, or shortly before the date the reporting entity became the primary beneficiary at the same amounts at which the assets and liabilities would have been measured if they had not been transferred. No gain or loss shall be recognized because of such transfers.6

The primary beneficiary of a VIE that is not a business shall recognize a gain or loss for the difference between the (a) The sum of (1) the fair value of any consideration paid, (2) the fair value of any noncontrolling interests, (3) the reported amount of any previously held interests, and (b) the net amount of the VIE’s identifiable assets and liabilities recognized and measured in accordance with Topic 805.7

In summary, upon the successful sale of shares in a private offering, a reconsideration event will occur resulting in the Company acquiring a controlling interest in Operating Partnership. The acquisition is not a transaction of entities under common control as each entity is not consolidated by the same parent before or after the transaction as the Company will not be consolidated by Ashford Trust. The Company will measure and recognize 100% of the identifiable assets acquired, the liabilities assumed and any noncontrolling interests, at fair value. The Company will recognize a gain or loss for the difference between the (a) The sum of (1) the fair value of any consideration paid, (2) the fair value of any noncontrolling interests, (3) the reported amount of any previously held interests, and (b) the net amount of the VIE’s identifiable assets and liabilities recognized and measured in accordance with Topic 805.

The Company will update the language in the pro forma financial statements to more clearly articulate that the pro forma financial statements contemplate the successful sale of shares of the Company’s common stock in its private placement that would result in the consolidation of Operating Partnership.

6 Accounting Standards Codification 810-10-30-3

7 Accounting Standards Codification 810-10-30-4

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

13.	Please include a description of the features of the redeemable noncontrolling interest in operating partnership that result in its presentation outside of permanent equity.

Response: The Company has revised the footnotes to include a description of the features of the redeemable noncontrolling interest in the Operating Partnership that results in its presentation outside of permanent equity.

General

14.	Because the company has limited operating history and is dependent on Ashford and its affiliates, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

Response: The Company respectfully submits to the Staff that Guide 5 disclosure and specifically, prior performance information for programs with similar investment objectives, should not be required for the Company’s registration statement on Form 10 because such disclosures are not material to a reader of the Form 10. In particular, we note that the Company is not registering its securities for sale under the Securities Act of 1933, rather the Company is registering a class of its equity securities on Form 10. As such, we submit that information material to investors would be information directly related to the business, operations and performance of the Company and it is not necessary to provide additional information regarding the sponsor’s track record because such information will not be used in connection with an investment decision. Moreover, we submit that although the Company was recently formed, due to the existence of a predecessor entity (the four hotels acquired as part of the Initial Portfolio acquisition), the Company’s financial statements and operations in the Form 10 and going forward present for evaluation to investors an entity with significant operating history.

In contrast to companies who launched offerings without any assets and whose investors would benefit from additional information regarding the performance of prior programs sponsored by the same sponsor, the Company, following the acquisition of the Initial Portfolio, is a well-capitalized entity with significant assets (with approximately $56.2 million in gross assets) and a meaningful operating history by which investors can evaluate the performance of the Company. Specifically, the Company’s financial statements reflect two years of audited financial information for the Initial Portfolio as a “predecessor” entity to the Company and the Company includes a discussion in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that reflects such operations. As such, readers of the Form 10 and the Company’s financial statements have meaningful information by which to evaluate the operations of the Company and additional information regarding the prior performance of Ashford and its affiliates would not be meaningful as investors currently have presented in the Form 10 meaningful information by which to evaluate the Company. Further, we note the Company intends to use the net proceeds from the private offering to acquire the same types of assets as contributed to the Company in the Initial Portfolio or as otherwise provided in the disclosure. As a result, because the Company, upon completion of the private offering, will consist of far more than a pool of newly raised cash with no significant assets for investors to evaluate in making their investment decision, prior performance disclosure comparable to that required by Industry Guide 5 would not be material to investors.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

15.	Please revise, where appropriate, to identify the legal entities comprising the Other Ashford Accounts or otherwise explain the term.

Response: The Company has revised the disclosure in response to the Staff’s comment and notes that “Other Ashford Accounts” includes those other real estate programs sponsored or advised by Ashford Inc. and its affiliates, specifically, two publicly traded REITs, Ashford Hospitality Trust Inc. and Braemar Hotels & Resorts Inc., advised by an Ashford Inc. affiliate, Texas Strategic Growth Fund, L.P., a private program advised by an affiliate of Ashford Inc. The term would also cover any future programs sponsors or advised by Ashford Inc.

16.	We note your use of periodic NAV pricing for both your offerings and share repurchase plan. Please clarify how you will communicate your NAV price changes. Please provide us, on a supplemental basis, with your template for future NAV disclosures. Additionally, if there is a significant difference between the previous period price and the price at which you would issue shares to a new investor, clarify whether investors would have an opportunity to rescind their subscription.

Response: Generally, within 15 calendar days after the last calendar day of each month, the Company will determine its NAV per share for each share class as of the last calendar day of the prior month, which will generally be the transaction price for the then-current month for such share class. However, in certain circumstances, the transaction price will not be made available until a later time. The Company will disclose the transaction price for each month when available via its published telephone line, to a potential investor’s financial representative, and once the Company has a class of securities registered under the Exchange Act, via a public filing on a Current Report on Form 8-K. If the transaction price is not made available on or before the eighth business day before the first calendar day of the month (which is six business days before the earliest date the Company may accept subscriptions), or a previously disclosed transaction price for that month is changed, then the Company will provide notice of such transaction price (and the first day on which the Company may accept subscriptions) directly to subscribing investors or their financial representative when such transaction price is made available. In such cases, a potential investor will have at least three business days from delivery of such notice before the subscription is accepted.

Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted. Subscribers may withdraw their purchase request by notifying the transfer agent or through his or her financial intermediary.

Completed subscription requests will not be accepted by the Company before the later of (i) two business days before the first calendar day of each month and (ii) three business days after the Company makes the transaction price (including any subsequent revised transaction price) available. As a result, subscribers will have a minimum of three business days after the transaction price for that month has been made available to withdraw a request before a subscriber is committed to purchase the shares. The Company has revised the disclosure under “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters. – Net Asset Value Calculation and Valuation Guidelines” in Am. No. 1 to reflect the above disclosures.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

Please find enclosed as Appendix A the template for the Company’s future NAV disclosures.

17.	We note that in December 2023 you commenced a private offering in reliance on Section 4(a)(2) and Regulation D of the Securities Act of 1933. It appears that you have not filed a Form D. Please advise.

Response: The Company has not yet sold any shares in its private offering and its selling efforts have consisted of pursuing the execution of selling agreements with selected dealers to distribute and recommend shares in the private offering and completing related due diligence procedures. The Company will file a Form D electronically for each instance of an unregistered sale within 15 days after the first sale of securities.

18.	Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case, please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response: We note the effective date of the registration statement and are prepared to begin meeting our reporting obligations of the Exchange Act of 1934 upon effectiveness.

We would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact Laura Sirianni at DLA Piper LLP (US) by email at laura.sirianni@us.dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

Stirling Hotels & Resorts, Inc.

By:	/s/ Deric Eubanks
	Name:	Deric Eubanks
	Title:	President

cc:	Laura K. Sirianni, Esq., DLA Piper LLP (US)

Appendix A

Stirling Hotels & Resorts, Inc.– NAV Disclosure Template

[●] NAV per Share

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used by our Advisor and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. Our NAV per share, which is updated as of the last calendar day of each month, is made available on our toll-free, automated telephone line at (833) 591-3088. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Form 10 for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third-party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for [●].

Our total NAV presented in the following tables includes the NAV of our Class T, Class S and Class D shares. The following table provides a breakdown of the major components of our total NAV as of [●] ($ and shares in thousands):

Components of NAV	As of [●]
Investments in real properties	$	[●]
Cash and cash equivalents		[●]
Restricted cash		[●]
Other assets		[●]
Mortgage notes, term loans, and revolving credit facilities, net		[●]
Other liabilities		[●]
Management fee payable		[●]
Non-controlling interests in joint ventures		[●]
Net asset value	$	[●]
Number of outstanding shares/units		[●]
NAV per share	$	[●]

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of [●] ($ and shares in thousands):

	Class I Shares	Third Party Operating Partnership Units	Total
As of [●]	[●]	[●]	[●]
Net Asset Value	[●]	[●]	[●]
Number of Outstanding Shares/Units	[●]	[●]	[●]
NAV per Share/Unit	[●]	[●]	[●]

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the [●] valuations.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 2, 2024

	Discount Rate	Exit Capitalization Rate
Hotel Properties	[●]	[●]

A change in these assumptions would impact the calculation of the value of our hotel properties. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property values:

Sensitivities	Change	Asset Values
Discount Rate	0.25% decrease	[●]
	0.25% increase	[●]
Exit Capitalization Rate	0.25% decrease	[●]
	0.25% increase	[●]